Filing under Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934
Filing by: First Niagara Financial Group, Inc.
Subject Company: NewAlliance Bancshares, Inc.
SEC File No. of NewAlliance Bancshares, Inc.: 001-32007
First Niagara Microsite Welcome Page Copy 8/16/10 — R5
[Banner Message]
Grounded in Community. Growing Together.
[Subhead]
WELCOME
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We are proud to announce the merger of NewAlliance Bank and First Niagara Bank — bringing together two of the strongest, fastest-growing financial services brands in the country.
With both organizations operating from positions of tremendous strength, our mutual commitment to exceptional customer service, community involvement and an unrivaled customer-first philosophy makes this partnership a natural fit.
We’re truly excited about the prospect of building a stronger, combined organization. Together, we will be able to deliver far more value to our customers, communities, and shareholders than we would alone.
Sincerely,

[Peyton R. Patterson signature & title image]	[John Koelmel signature & title image]

[NewAlliance logo]	[First Niagara logo]

NewAlliance Bank MEMBER FDIC	First Niagara Bank, N.A. MEMBER FDIC
Click here for the Press Release.
Click here for the Fact Sheet.
Click here for the FAQ.
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In connection with the proposed merger, First Niagara Financial Group, Inc. (“FNFG”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of NewAlliance Bancshares, Inc. (“NewAlliance”) and a Prospectus of FNFG, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about FNFG and NewAlliance at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from FNFG at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”
FNFG and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of FNFG is set forth in the proxy statement for FNFG’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.
Forward-Looking Statements:
This site contains forward-looking statements with respect to the financial condition and results of operations of First Niagara Financial Group, Inc. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) changes in the interest rate environment; (2) competitive pressure among financial services companies; (3) general economic conditions including an increase in non-performing loans that could result from an economic downturn; (4) changes in legislation or regulatory requirements; (5) difficulties in continuing to improve operating efficiencies; (6) difficulties in the integration of acquired businesses; and (7) increased risk associated with an increase in commercial real estate and business loans and non-performing loans.